UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)*

                        INNOVO GROUP INC.
                        (Name of Issuer)

             Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                            457954600
                         (CUSIP Number)

                          Marc Crossman
                        Innovo Group Inc.
                    5901 South Eastern Avenue
                   Commerce, California  90040
                         (323) 837-3700
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         May 17, 2006
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

<PAGE 1>

                           Page 1 of 8

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          AZTECA PRODUCTION INTERNATIONAL, INC.
2    Check the Appropriate Box if a Member of a Group (See
Instructions)
                              a.
                              b.
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
          California
               7    Sole Voting Power
 Number of                    4,348,575
    Shares
Beneficially        8    Shared Voting Power
 Owned By                0
    Each
 Reporting          9    Sole Dispositive Power
   Person                      4,348,575
    With
               10   Shared Dispositive Power
                         0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         4,348,575
12   Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13   Percent of Class Represented By Amount in Row (11)
                         12.66%
14   Type of Reporting Person (See Instructions)
          OO

<PAGE 2>

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          HUBERT GUEZ
2    Check the Appropriate Box if a Member of a Group (See
Instructions)
                              a.
                              b.
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
          UNITED STATES
               7    Sole Voting Power
 Number of                    2,034,220
    Shares
Beneficially        8    Shared Voting Power
 Owned By                0
    Each
 Reporting          9    Sole Dispositive Power
   Person                2,034,220
    With
               10   Shared Dispositive Power
                         0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         2,034,220
12   Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13   Percent of Class Represented By Amount in Row (11)
                         5.92%
14   Type of Reporting Person (See Instructions)
          IN

<PAGE 3>


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          PAUL GUEZ
2    Check the Appropriate Box if a Member of a Group (See
Instructions)
                              a.
                              b.
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
          UNITED STATES
               7    Sole Voting Power
 Number of                    2,596,810
    Shares
Beneficially        8    Shared Voting Power
 Owned By                0
    Each
 Reporting          9    Sole Dispositive Power
   Person                2,596,810
    With
               10   Shared Dispositive Power
                         0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         2,596,810
12   Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13   Percent of Class Represented By Amount in Row (11)
                         7.56 %
14   Type of Reporting Person (See Instructions)
          IN


<PAGE 4>

This Amendment No. 12 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Innovo Group, Inc. (the "Issuer"). This Amendment No. 12 supplementally amends the initial statement on Schedule 13D, dated November 30, 2000 (the "Initial Statement") and Amendment No. 1 to Schedule 13D, dated July 11, 2003 and filed on October 29, 2003 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated September 18, 2003 and filed on December 18, 2003, ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated September 18, 2003 and filed on January 20, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, dated March 5, 2004 and filed on March 9, 2004 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated April 2, 2004 and filed on April 28, 2004 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated April 29, 2004 and filed on May 11, 2004 ("Amendment No. 6"), and Amendment No. 7 to
Schedule 13D, dated May 13, 2004, filed on May 18, 2004 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D, dated March 15, 2005, filed on March 16, 2005 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D, dated April 5, 2005, filed on April 15, 2005 ("Amendment No. 9"), Amendment No. 10 to Schedule 13D, dated April 22, 2005, filed on May 13, 2005 ("Amendment No. 10") and Amendment No. 11 to Schedule 13D dated June 24, 2005, filed on October 7, 2005 ("Amendment No. 11") filed by the Reporting
Persons  (as  defined herein).  Capitalized terms  used  but  not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.    Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)   Azteca Production International, Inc. ("Azteca");

         ii)  Mr. Hubert Guez ("Mr. Hubert Guez"); and

         iii) Mr. Paul Guez ("Mr. Paul Guez").

     This Statement relates to the Shares held for the accounts of Azteca, S.H.D. Investments, LLC, a California limited liability company ("SHD"), and Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"). This Statement also relates to Shares which neither Mr. Paul Guez nor Mr. Hubert Guez may have voting or investment control over, but are held in the name of another entity or person listed herein.

<PAGE 5>

Item 5.        Interest in Securities of the Issuer.

         On April 24, 2006, Mr. Paul Guez, on behalf of shares held solely by him for the account of SHD, sold Shares of stock of the Issuer. On May 17, 2006, the Issuer issued Azteca certain Shares of stock under the terms of and in connection with a previously executed and approved transaction. The sale of Shares by Mr. Paul Guez and the issuance of the Shares by the Issuer resulted in the change, in the aggregate, in more than 1% of the Shares held by Azteca and Mr. Paul Guez prior to April 24, 2006. In addition, the issuance of the Shares resulted in Mr. Hubert Guez acquiring a greater than 5% interest in the Shares of the Issuer. As a result of the sales, the issuance of the Shares and in order to comply with the Securities Exchange Act of 1934, as amended, the Reporting Persons wish to reflect these changes herein.

         As a result, the text of Item 5 of Amendment No. 11 is deleted in its entirety and is replaced with the following:

         The Reporting Persons have been informed that there were 34,343,454 Shares outstanding as of July 5, 2006, according to the Issuer's Quarterly Report on Form 10-Q.

          (a) (i) Azteca may be deemed the beneficial owner of 4,348,575 Shares (approximately 12.66% of the total number of Shares outstanding). This number consists of A) 2,034,220 Shares held for its account of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca, and B) 2,314,355 Shares held for its account of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca.

               (ii) Mr. Hubert Guez may be deemed the beneficial owner of 2,034,220 Shares (approximately 5.92% of the total number of Shares outstanding). This number consists of A) 2,034,220 Shares held for the account of Azteca, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

              (iii) Mr. Paul Guez may be deemed the beneficial owner of 2,596,810 Shares (approximately 7.56% of the total number of Shares outstanding). This number consists of A) 139,101 Shares held for the account of SHD, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, B) 2,314,355 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and C) 143,354 Shares held for the account of Integrated, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

          (b) (i) Azteca, through Mr. Paul Guez, may be deemed to have sole voting power to direct the voting and disposition of 2,314,355 Shares held for its account and through Mr. Hubert Guez, may be deemed to have the sole voting and disposition of the 2,034,220 Shares held for its account.

              (ii) Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the A)
2,034,220 Shares held for the account of Azteca.

              (iii) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the A) 2,314,355 Shares held for the account of Azteca; B) 139,101 Shares held for the account of SHD, and C) 143,354 Shares held for the account of Integrated.

<PAGE 6>

     (c) (i) The following transactions in Common Stock were effected or reported by Mr. Paul Guez in the past 60 days, on behalf of SHD's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right to receive the proceeds from the sale of such Shares, and are noted below. Except as otherwise stated herein in this section (c), there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 149,101 Shares held for the account of SHD. Mr. Paul Guez is not subject to Section 16 reporting requirements.

 Dates        Number of   Transacti   Price per    Where and How
              Shares      on            Share      Transaction
                                                   Effected

 4/24/2006-   10,000      Sale       $1.25         Open Market
 4/28/2006                                         Sales of
                                                   securities
                                                   registered
                                                   for resale

     (ii) The following transactions in Common Stock were effected or reported by Azteca in the past 60 days, on behalf of Azteca's Shares. Except as otherwise stated herein in this section (c), there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the issuance of the Shares, Azteca may have been deemed to have the sole power to direct the voting and disposition of 3,306,908 Shares held for the account of Azteca. Azteca was not subject to Section 16 reporting requirements immediately prior to the issuance of these Shares.

 Date         Number of   Transaction   Price per  Where and How
              Shares                    Share      Transaction
                                                   Effected

 5/17/06      1,041,667   Acquisition    N/A       Issuance of
                          from                     Securities
                          Issuer                   pursuant to
                                                   terms of
                                                   Asset
                                                   Purchase
                                                   Agreement
                                                   previously
                                                   entered into
                                                   and approved
                                                   by
                                                   stockholders



          (d) (i) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca only in accordance with their right to exercise voting and investment control over the shares so held by such person in Azteca.

               (ii) The shareholders of Integrated, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated only in accordance with their right to exercise voting and investment control over the shares so held by such person in Integrated.

                (iii) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, only in accordance with their right to exercise voting and investment control over the shares so held by such person in SHD.

<PAGE 7>

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: July 17, 2006               AZTECA PRODUCTION
                                  INTERNATIONAL, INC.
                                  By:/s/ Hubert Guez

                                     Hubert Guez
                                     Joint-owner

Date: July 17, 2006               PAUL GUEZ


                                  /s/ Paul Guez
                                  Paul Guez

Date: July 17, 2006               HUBERT GUEZ

                                  /s/ Hubert Guez
                                  Hubert Guez

<PAGE 8>
<END>